Mail Stop 4561

November 17, 2006

Adiv Baruch
Chief Executive Officer
Pinpoint Advance Corp.
4 Maskit Street
Herzeliya, Israel 46700

Re: Pinpoint Advance Corp.
Registration Statement on Form S-1
Filed October 20, 2006
File No. 333-138110

Dear Mr. Baruch:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide for our review copies of all third party supporting materials referenced in your prospectus. For example, we note your reference to data provided by the Israel Venture Capital Research Center in the final paragraph on page 1. Where you provide statistical data but do not cite a source, please identify a third party source for such data and provide copies of reports in support of your disclosure. For example, we note that your statistical disclosure in the first bullet point on page 49 does not include a source. Please highlight the relevant portions of these materials that support your disclosure. If such data has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazines, provide us with copies of the publications that include the information consistent with the statements in the prospectus.

Alternatively, please tell us if such information is only available to customers or subscribers of the provider or was prepared specifically for you in connection with the preparation of this registration statement.

2.   Please advise us whether the determination of the value of a proposed acquisition, for purposes of measuring the 80% threshold, may include debt or equity financing entered into by the target for the purpose of satisfying the 80% threshold.

Prospectus Cover Page

3.   Please revise the underwriters' compensation chart to include the deferred underwriting discount. The footnote may then disclose that a portion of this amount will be deferred.

Inside Cover Page

4.   Please advise us of what information is incorporated by reference into the prospectus.

Summary, page 1

5.   Please include your internet address if you have one. See Item 101(e)(3) of Regulation S-K.

6.   Please disclose the fact that non-accredited investors may only purchase securities in this offering if they reside in certain states, and list the states.

7.   Please revise to include summary disclosure of your conflicts of interest and your management's prior experience.

The Company, page 1

8.   We note your disclosure in the first sentence on page 45 that you may use stock as consideration in connection with the completion of a business combination. Please revise the summary to highlight the fact, if true, that you are not required to use only the proceeds held in trust to complete a business combination and to discuss any limitations on the incurrence of debt or issuance of stock for this purpose. Further please disclose, if true, that once released from escrow, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

The Offering, page 4

9.   Please reconcile your disclosure on page 4 that there will be 0 warrants outstanding prior
        to the offering with your disclosure on page 3 that prior to the offering, you will issue
        160,000 warrants to officers and directors.

10.   Please revise your disclosure in the final sentence of the first paragraph after the bullet
        points on page 5 to clarify that the price may decline as a result of limited liquidity
        following the call.

11.   We note your disclosure in the first full paragraph on page 9 that certain of your officers
        and directors have agreed to indemnify you for claims of creditors and the costs and
        expenses of dissolution. Please tell us and disclose whether you have written agreements
        to this effect. In this regard, we note that we are unable to locate indemnification or
        reimbursement provisions in any of Exhibits 10.1 – 10.5.

Dissolution and Liquidation…, page 8

12.   We note that repayment of the loan is subordinate to the public stockholders receiving
        $8.00 in the event of a liquidation upon failure to consummate a business combination.
        But we also note that the loan will be repaid over the next 18 months. Please disclose
        whether amounts repaid on the loan prior to any liquidation would need to be
        recontributed to satisfy shortfalls in the trust account.

Risk Factors, page 12

13.   Please revise to include a risk factor indicating that your board has the authority to
        structure a business combination in which fewer than 19.99% of the outstanding stock
        may be redeemed, as discussed in the second full paragraph on page 57.

Because there are numerous companies with a business plan similar to ours . . ., page 12

14.   Please specifically address the status to the two companies that planned to focus on
        acquiring Israeli companies.

Because a majority of our management's . . ., page 14

15.   Please expand the disclosure to identify the specific segments.

Because our initial stockholders' initial equity investment was only $25,000 . . ., page 25

16.   Please revise this risk factor and the immediately following risk factor to describe the
        result of an offering being "disallowed."

Risk Associated with the Technology Sector, page 30

17.   Please consider reducing the extent of your technology sector risk factors. Considering the fact that you have not acquired and do not operate a technology business, the extent of this disclosure seems unnecessary.

Our international operations are subject to a variety of risks . . ., page 34

18.   Please combine this risk factor with the last risk factor on page 32, as they appear to address substantially the same types of risks.

Use of Proceeds, page 32

19.   Expend your line item currently titles "Miscellaneous expenses" to identify the types of expenses contemplated.

20.   Please provide us support for your belief that the interest from the trust account will cover $1.2 million of operating expenses and repayment of the interest and principal of the term loan.

Dilution, page 42

21.   Refer to footnote (2) on page 43. Please explain what you mean by the disclosure that the deferred underwriting discounts "may be waived" related to shares that are redeemed for cash. Will this waiver be at the discretion of the underwriters?

Management, page 66

22.   Please revise to include a description of the indemnification agreements with certain of your officers and directors, as referenced on page 9. Clearly describe the claims covered by these agreements and the claims that are excluded.

Principal Stockholders, page 70

23.   Please include a separate column in the table on page 70 showing the number of shares that will be held by each shareholder after the offering and private placement.

24.   Refer to the next-to-last paragraph on page 71. Please separately quantify the number of warrants that will be issued to each of your officers and directors.

Description of Securities, page 74

Shares Eligible for Future Sale, page 77

25.   Please clarify, in the third sentence under this heading, whether the pronoun "this" refers to the shares that are freely tradable or those that are purchased by affiliates.

Financial Statements and Notes

Note 7 – Warrants and Option to Purchase Common Stock

26.   We note that warrants and the purchase option are not subject to net-cash settlement in the event you are unable to maintain an effective 1933 Act registration statement and that the warrants and purchase option are only exercisable to the extent you are able to maintain such effectiveness.   Please revise your footnote disclosures to include a similar explanation of the registration rights requirements under your warrant and purchase option agreements and your obligations under the agreement to the extent you are unable to maintain an effective 1933 Act registration statement with a current prospectus.

Part II. Information Not Required in Prospectus

Exhibits

27.   Please file a legal opinion with your next amendment or provide a form of opinion for our review.

Undertakings

28.   Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K, or advise us why they are not appropriate.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus at (202) 551-3412 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Douglas S. Ellenoff, Esq. (*via facsimile*)
       Stuart Neuhauser, Esq. (*via facsimile*)
       Ellenoff Grossman & Schole LLP